SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2017

Commission File Number 1-14926

KT Corporation

(Translation of registrant’s name into English)

KT Gwanghwamun Building East

33, Jongno 3-gil, Jongno-gu

03155 Seoul, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: July 28, 2017
KT Corporation

By:	/s/ Youngwoo Kim
Name:	Youngwoo Kim
Title:	Vice President

By:	/s/ Jungsup Jung
Name:	Jungsup Jung
Title:	Director

KT 2Q17 Earnings Release
Global No. 1 KT
Investor Relations| 2017. 7. 28.

Disclaimer
This presentation has been prepared by KT Corp.(the Company”). This presentation contains forward-looking statements, which are subject to risks, uncertainties, and assumptions. This presentation is being presented solely for your information and is subject to change without notice. No presentation or warranty, expressed or implied, is made and no reliance should be placed on the accuracy, actuality, fairness, or completeness of the information presented.
Please be informed that items included in our operating income have been prepared in accordance with K-IFRS 1001 released on October 17, 2012, which was revised to coincide with the Korean Accounting Standards for Non-Public Entities (“KAS-NPEs”).
The Company, its affiliates or representatives accept no liability whatsoever for any losses arising from any information contained in the presentation. This presentation does not constitute an offer or invitation to purchase or subscribe for any shares of the Company, and no part of this presentation shall form the Basis of or be relied upon in connection with any contract or commitment.
Any decision to purchase shares of the Company could be made solely on the Basis of information, which has been publicly filed with the Securities and Exchange Commission or the Korea Stock Exchange and distributed to all investors.
The contents of this presentation may not be reproduced, redistributed or passed on, directly or indirectly, to any other person or published, in whole or in part, for any purpose.
If you have any related questions to this material, please contact IR department.
Tel : 82-2-3495-3557, 3558, 3564, 5529, 5343, 5344
Fax : 82-2-3495-5917

Contents

1	Financial Highlights
2	Business Overview
3	Q&A
4	Appendix

K-IFRS / Consolidated
1-1 Financial Highlights
Income Statement (Unit: KRW bn) ? Operating Revenue 2Q16 1Q17 2Q17 QoQ YoY KRW 5,843bn, (YoY) +2.9% Operating revenue 5,677.6 5,611.7 5,842.5 4.1% 2.9% ◾ Service Revenue KRW 5,069bn, (YoY) +0.6% Service revenue 5,041.2 4,948.5 5,069.1 2.4% 0.6% Merchandise revenue 636.4 663.1 773.3 16.6% 21.5% ? Operating Income Operating expense 5,250.7 5,194.7 5,395.2 3.9% 2.8% KRW 447bn, (YoY) +4.8% Operating income 427.0 417.0 447.3 7.3% 4.8% ? Net Income Margin (%) 7.5% 7.4% 7.7% 0.3%p 0.2%p Non-operating income KRW 258bn, (YoY) +1.1% (loss) -100.5 -99.0 -131.4 32.6% 30.7% Income before taxes 326.5 318.0 315.9 -0.6% -3.2% ? EBITDA Net income 255.2 224.3 258.1 15.0% 1.1% KRW 1,288bn, (YoY) +2.5% Margin (%) 4.5% 4.0% 4.4% 0.4%p -0.1%p EBITDA 1,257.2 1,267.6 1,288.3 1.6% 2.5% Margin (%) 22.1% 22.6% 22.1% -0.5%p -0.1%p

K-IFRS / Consolidated
1-2 Financial Highlights
Operating Expenses Operating Expenses KRW 5,395bn, (YoY) +2.8% Labor Cost KRW 872bn, (YoY) +1.8% General Expenses KRW 2,442bn, (YoY) +0.1% Selling Expenses KRW 576bn, (YoY) +9.3% (Unit : KRW bn) 2Q16 1Q17 2Q17 QoQ YoY Operating Expenses 5,250.7 5,194.7 5,395.2 3.9% 2.8% Labor cost 856.5 869.8 872.1 0.3% 1.8% General expenses 2,439.2 2,408.3 2,442.3 1.4% 0.1% Cost of service provided 613.3 627.3 661.6 5.5% 7.9% Selling expenses 526.6 462.2 575.6 24.5% 9.3% Cost of merchandise 815.1 827.0 843.5 2.0% 3.5% Marketing Expense KRW 664bn, (YoY) -4.0% (Unit : KRW bn) 2Q16 1Q17 2Q17 QoQ YoY Marketing Expenses 691.6 639.5 663.6 3.8% -4.0% ? KT Separate, Profit from handset sales adjusted / Selling expenses + Advertising expenses

K-IFRS / Consolidated
1-3 Financial Highlights
Financial Position Debt Position Borrowings: KRW 6,525bn Net Debt: KRW 4,869bn Debt Ratio Debt to Equity: 133.2% Net Debt to Equity: 37.3% (Unit: KRW bn) 2Q16 1Q17 2Q17 QoQ YoY Assets 28,624.2 30,102.6 27,825.5 -7.6% -2.8% Cash and cash Equivalents 3,043.2 2,002.1 1,656.5 -17.3% -45.6% Debt 16,194.2 17,319.3 14,771.1 -14.7% -8.8% Borrowings 8,227.5 7,345.2 6,524.9 -11.2% -20.7% Equity 12,430.1 12,783.3 13,054.4 2.1% 5.0% Capital Stock 1,564.5 1,564.5 1,564.5 0.0% 0.0% Net Debt 5,184.3 5,343.1 4,868.5 -8.9% -6.1% Debt/Equity 130.3% 135.5% 113.2% -22.3%p -17.1%p Net Debt/Equity 41.7% 41.8% 37.3% -4.5%p -4.4%p

K-IFRS / KT Separate
1-4 Financial Highlights
CAPEX

•	Total CAPEX
•	1H Execution KRW 689bn
•	CAPEX Breakdown
•	Access Network: KRW 441bn
•	Backbone Network: KRW 110bn
•	B2B: KRW 65bn
•	Others: KRW 73bn
•	2017 Guidance KRW 2.4tn
•	Execution Ratio: 28.7%

(Unit: KRW bn)
access
backbone
B2B
others

1 Financial Highlights

2	Business Overview
3	Q&A
4	Appendix

K-IFRS / Consolidated
2-1 Business Overview
Wireless Wireless Revenue down by 5.2% YoY Wireless Revenue down on accounting change related to ‘Handset Protection Plan’
(Unit : KRW bn) 2Q16 1Q17 2Q17 QoQ YoY Wireless 1,880.1 1,793.9 1,781.4 -0.7% -5.2% Service 1,672.8 1,632.8 1,643.8 0.7% -1.7% Interconnection 138.3 126.8 101.9 -19.6% -26.3% Others 68.9 34.2 35.7 4.4% -48.1%

•	Net adds and LTE penetration continues 2Q subscriber net adds 287k 2nd device/IoT expansion continues LTE penetration ratio 76.2% (Unit: 1,000)

2-2 Business Overview
Wireline Wireline down by 4.7% YoY Telephony ◾ 1H17 Telephony down 10.2% YoY
(Unit : KRW bn) 2Q16 1Q17 2Q17 QoQ YoY Wireline 1,286.2 1,254.3 1,226.1 -2.2% -4.7% Telephony 526.5 489.8 461.4 -5.8% -12.4% Broadband 479.8 496.2 501.1 1.0% 4.4% Line lease 279.9 268.2 263.6 -1.7% -5.8%

•	Broadband Revenue continues to grow on GiGA coverage competitiveness GiGA subs reached 3.2million with net adds of 410k (Unit: 1,000)

K-IFRS / Consolidated
2-3 Business Overview Media / Contents Media/Contents up by 19.2% YoY Media Revenue up by 11.2% YoY on subscriber quality enhancement and platform revenue expansion IPTV subs reached 7.2million
(Unit : KRW bn) 2Q16 1Q17 2Q17 QoQ YoY Media/Contents 470.9 519.7 561.4 8.0% 19.2%
Media 411.1 424.3 457.1 7.7% 11.2% Contents 59.8 95.4 104.3 9.4% 74.4%

•

Contents (Nasmedia) Increased backlog in digital broadcasting/mobile and NSM acquisition drove strong growth Uplifted KTH T-Commerce sales and Genie Music subscribers number (Unit : 1,000, OTV+OTS) Number of IPTV subscribers differ from MSIP’s release that applies “Combined Market Share Regulation” under the IPTV law. (KT’s average(6-month average) pay TV subscribers as of 2H16 are 5,777,175)

K-IFRS / Consolidated
2-4 Business Overview Finance and Other service Finance Revenue Finance Revenue up 6.6% YoY on Master Card stake’s sale and increased domestic transaction volume Other Service Revenue Revenue up 7.2% YoY on increased overseas SI backlog and real estate revenue expansion (Unit : KRW bn) 2Q16 1Q17 2Q17 QoQ YoY Finance 857.6 847.0 914.7 8.0% 6.6% Other Service 546.4 533.7 585.5 9.7% 7.2% IT/Solution 252.2 212.4 260.6 22.7% 3.3% Real estate 67.9 114.2 114.0 -0.1% 68.0% Other subsidiaries 226.3 207.1 210.9 1.8% -6.8% Merchandise Revenue Revenue up 21.5% YoY on premium phone launch and increased handset volume sold (Unit : KRW bn) 2Q16 1Q17 2Q17 QoQ YoY Merchandise Revenue 636.4 663.1 773.3 16.6% 21.5%

1	Financial Highlights
2	Business Overview
3	Q&A
4	Appendix

1	Financial Highlights
2	Business Overview
3	Q&A
4	Appendix

4-1 K-IFRS Quarterly Income Statements

(Unit: KRW bn)

Consolidated I/S	2Q 16	3Q 16	4Q 16	1Q 17	2Q 17
Operating revenue	5,677.6	5,529.9	6,021.1	5,611.7	5,842.5
Service Revenue	5,041.2	5,040.0	5,026.5	4,948.5	5,069.1
Wireless	1,880.1	1,884.1	1,803.1	1,793.9	1,781.4
Fixed line	1,286.2	1,255.0	1,245.0	1,254.3	1,226.1
Media/Contents	470.9	494.6	513.7	519.7	561.4
Finance	857.6	866.4	881.1	847.0	914.7
Others	546.4	539.8	583.6	533.7	585.5
Merchandise rev.	636.4	489.9	994.6	663.1	773.3
Operating expense	5,250.7	5,128.4	5,794.7	5,194.7	5,395.2
Service expense	4,435.6	4,459.7	4,635.0	4,367.7	4,551.7
Labor expense	856.5	852.1	915.3	869.8	872.1
General expense	2,439.2	2,488.8	2,577.2	2,408.3	2,442.3
Cost of svc provided	613.3	639.6	576.1	627.3	661.6
Selling expense	526.6	479.1	566.5	462.2	575.6
Cost of merch sold	815.1	668.7	1,159.7	827.0	843.5
Operating income	427.0	401.6	226.3	417.0	447.3
N-OP income (loss)	-100.5	-90.8	-54.7	-99.0	-131.4
N-operating income	70.4	218.8	228.5	283.6	53.7
N-operating expense	174.7	310.0	276.6	379.5	185.9
Equity Method (G/L)	3.8	0.4	-6.6	-3.2	0.8
Income bf taxes	326.5	310.8	171.6	318.0	315.9
Income tax	71.2	76.3	78.7	93.6	57.8
Income from con op	255.2	234.5	93.0	224.3	258.1
Income from discon. op	0.0	0.0	0.0	0.0	0.0
Net income	255.2	234.5	93.0	224.3	258.1
NI contribution to KT	230.1	211.4	83.6	200.8	222.2
EBITDA	1,257.2	1,236.3	1,076.0	1,267.6	1,288.3
EBITDA Margin	22.1%	22.4%	17.9%	22.6%	22.1%

KT Separate I/S	2Q 16	3Q 16	4Q 16	1Q 17	2Q 17
Operating revenue	4,203.5	4,101.6	4,522.9	4,161.4	4,292.6
Service Revenue	3,675.7	3,658.2	3,584.4	3,541.3	3,588.2
Wireless	1,859.3	1,864.6	1,780.3	1,770.5	1,759.5
Fixed line	1,262.4	1,240.7	1,216.9	1,231.2	1,212.6
Media/Contents	256.5	271.3	273.8	279.9	308.8
Other service	297.5	281.5	313.4	259.6	307.2
Merchandise rev.	527.8	443.4	938.5	620.1	704.4
Operating expense	3,881.6	3,798.3	4,375.7	3,842.5	3,991.2
Service expense	3,236.3	3,225.4	3,373.4	3,106.4	3,253.8
Labor expense	492.1	493.3	536.8	497.8	502.5
General expense	1,668.3	1,688.5	1,765.6	1,605.6	1,655.8
Cost of svc provided	531.9	525.8	459.3	500.8	510.1
Selling expense	543.9	517.9	611.7	502.2	585.4
Cost of merch sold	645.3	572.9	1,002.3	736.1	737.3
Operating income	321.9	303.2	147.2	318.9	301.4
N-OP income (loss)	-92.3	-91.5	84.5	39.3	-127.7
N-operating income	62.7	197.5	233.6	389.0	45.5
N-operating expense	155.0	288.9	149.1	349.6	173.2
Income bf taxes	229.7	211.7	231.7	358.3	173.7
Income tax	28.3	45.3	68.8	73.7	13.0
Net Income	201.3	166.5	162.9	284.6	160.7
EBITDA	1,067.1	1,053.6	910.5	1,083.8	1,057.4
EBITDA Margin	25.4%	25.7%	20.1%	26.0%	24.6%

14

4-2 K-IFRS Statement of Financial Position

(Unit: KRW bn)

Consolidated	2Q 16	3Q 16	4Q 16	1Q 17	2Q 17
Asset	28,624.2	30,135.8	30,587.7	30,102.6	27,825.5
Current assets	8,838.8	10,105.2	9,643.3	9,858.1	7,592.8
Cash & cash equivalents	3,043.2	3,460.8	2,900.3	2,002.1	1,656.5
Trade & other rec	3,353.2	3,312.4	3,360.2	3,196.7	3,384.9
Inventories	434.5	365.0	378.0	499.0	420.0
Other current assets	2,007.9	2,967.1	3,004.8	4,160.2	2,131.6
Non-current assets	19,785.4	20,030.6	20,944.4	20,244.5	20,232.7
Trade & other rec	642.7	568.9	692.0	609.6	647.8
P.P.E	13,848.5	13,869.5	14,312.1	13,865.5	13,409.7
Other non-cur assets	5,294.2	5,592.2	5,940.4	5,769.4	6,175.2
Liabilities	16,194.2	17,468.1	17,793.0	17,319.3	14,771.1
Current liabilities	8,608.6	9,271.8	9,466.1	9,714.6	7,275.8
Trade & other payables	5,705.5	6,586.5	7,075.8	7,384.0	5,626.9
Short-term borrowings	2,287.2	2,068.9	1,820.0	1,647.5	988.7
Other current liabilities	615.9	616.4	570.4	683.1	660.2
Non-current liabilities	7,585.5	8,196.3	8,326.8	7,604.7	7,495.4
Trade & other payables	477.4	758.6	1,071.6	886.9	894.1
Long-term borrowings	5,940.3	6,167.3	6,300.8	5,697.7	5,536.3
Other non-cur liabilities	1,167.9	1,270.4	954.4	1,020.0	1,065.0
Equity	12,430.1	12,667.7	12,794.8	12,783.3	13,054.4

KT Separate	2Q 16	3Q 16	4Q 16	1Q 17	2Q 17
Asset	23,590.8	24,287.4	24,700.3	23,677.2	22,881.3
Current assets	5,016.5	5,416.4	4,851.1	4,502.2	3,954.2
Cash & cash equivalents	1,710.2	2,069.1	1,602.4	1,102.6	911.6
Trade & other rec	2,723.7	2,644.5	2,590.2	2,563.5	2,617.5
Inventories	239.1	159.0	178.1	287.2	205.3
Other current assets	343.5	543.8	480.4	548.8	219.7
Non-current assets	18,574.3	18,871.0	19,849.3	19,175.1	18,927.1
Trade & other rec	567.8	496.5	622.0	541.7	581.7
P.P.E	11,486.6	11,482.8	11,961.2	11,538.2	11,117.3
Other non-cur assets	6,519.9	6,891.7	7,266.0	7,095.2	7,228.1
Liabilities	12,847.7	13,376.6	13,615.8	12,492.0	11,533.4
Current liabilities	6,053.4	5,962.1	6,027.7	5,636.5	4,741.9
Trade & other payables	3,639.7	3,767.9	4,181.1	3,842.5	3,653.6
Short-term borrowings	2,082.6	1,865.1	1,608.1	1,433.4	712.4
Other current liabilities	331.2	329.0	238.5	360.6	376.0
Non-current liabilities	6,794.3	7,414.5	7,588.1	6,855.5	6,791.5
Trade & other payables	518.0	804.2	1,135.7	942.9	945.0
Long-term borrowings	5,580.4	5,842.2	5,961.0	5,370.6	5,278.5
Other non-cur liabilities	695.9	768.1	491.4	542.0	568.0
Equity	10,743.0	10,910.9	11,084.5	11,185.2	11,347.9

15

4-3 Subscribers (KT Separate)

Wireless	2Q 16	3Q 16	4Q 16	1Q 17	2Q 17	QoQ	YoY
Subscribers (Unit: 1,000)[1]							
Total (LTE+WCDMA)	18,378	18,678	18,892	19,234	19,521	1.5%	6.2%
Net additions	198	300	214	342	287	-16.1%	45.0%
Gross additions	1,134	1,241	1,244	1,242	1,224	-1.4%	8.0%
Deactivation[2]	936	941	1,030	900	937	4.1%	0.1%
Churn rate	1.7%	1.7%	1.8%	1.6%	1.6%	0.0%p	-0.1%p
LTE	13,612	13,921	14,262	14,608	14,869	1.8%	9.2%
LTE Penetration rate	74.1%	74.5%	75.5%	75.9%	76.2%	0.3%p	2.1%p
ARPU (KRW)[3]	35,291	35,394	35,062	34,537	34,554	0.0%	-2.1%

Note1) Subscribers: MSIP's new guidelines for subscriber disclosure (Retroactively applied from 1Q14, MVNO included)
Note2) Deactivation: Mandatory deactivation included
Note3) ARPU= Wireless revenue*/Wireless subscribers**
* Wireless revenue(3G+LTE and IoT included): Revenue of Voice and Data usage(Interconnection/Subscription fee excluded), VAS, Contract/ Bundled Discounts, and etc. included
** Wireless subscribers(3G+LTE and IoT included): Based on MSIP's guidelines for average billed subscribers in quarter
※ KT: Revenue of Handset Protection Plan excluded starring from Sep 2016 (Retroactively applied from 1Q16).

Wireline	2Q 16	3Q 16	4Q 16	1Q 17	2Q 17	QoQ	YoY
Subscribers (Unit: 1,000)							
Telephony	16,450	16,337	16,266	16,129	16,045	-0.5%	-2.5%
PSTN	12,993	12,882	12,791	12,679	12,576	-0.8%	-3.2%
VoIP	3,458	3,455	3,436	3,450	3,469	0.6%	0.3%
Broadband	8,434	8,478	8,516	8,573	8,639	0.7%	2.4%
IPTV	6,813	6,928	7,042	7,161	7,280	1.7%	6.9%

※ Number of IPTV subscribers differ from MSIP's release as MSIP number applies "Combined Market Share Regulation" under the IPTV law.
(Average of KT's pay TV subscribers as 2H of 2016(average subs for 6 months) are 5,777,175)

16